Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 22 June 2026 – 22h00 CET	Regulated information[1]

Materialise reports on the progress of its share buy-back program announced on 30 October 2025.

22 June 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) hereby discloses certain information in relation to its share buyback program announced on 30 October 2025, in accordance with Article 8:4 of the Royal Decree of 29 April 2019 implementing the Belgian Code on Companies and Associations. Under this program, Materialise has granted a discretionary mandate to an independent financial intermediary to repurchase Materialise shares for an amount of up to EUR 30 million.

Materialise reports the purchase of 46,152 Materialise shares in the period from 15 June 2026 up to and including 19 June 2026. The shares were repurchased at an average price of 5.82 EUR per share for a total consideration of 268,514 EUR.

46,152 shares were repurchased through the central order book of the following exchanges:

Date of repurchase	Exchange	Number of shares	Total amount (EUR)	Total amount (USD)	Average price (EUR)
15-Jun-2026	NASDAQ	11,802	69,182	80,300	5.86
16-Jun-2026	NASDAQ	12,280	70,915	82,218	5.77
17-Jun-2026	NASDAQ	11,157	64,869	75,189	5.81
18-Jun-2026	NASDAQ	10,913	63,549	72,833	5.82
19-Jun-2026	NASDAQ	-	-	-	-
Total of the week		46,152	268,514	310,541	5.82

No shares were repurchased through cross trades or block trades.

Since the start of the share buy-back program on the 26th of January 2026, Materialise has bought back 997,864 shares for a total amount of 4,780,136 EUR (5,600,936 USD) under the share buy-back program. This corresponds to 1.7% of the total shares outstanding.

Materialise currently holds 997,864 of its own shares.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and will be updated on a weekly basis.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.